Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS ISSUES GISTM CONFORMANCE REPORTS FOR PRIORITY TSFs

Johannesburg, 3 August 2023: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) has today released two Annual Tailings Disclosure reports for its Tarkwa and Cerro Corona mines in Ghana and Peru, detailing their level of conformance against the Global Industry Standard on Tailings Management (GISTM).

Gold Fields has four priority Tailings Storage Facilities (TSFs): three with a 'Very High' consequence classification at its Tarkwa mine in Ghana and one, with an 'Extreme' consequence classification, at its Cerro Corona mine in Peru.

The release of these reports aligns with Gold Fields' commitments in terms of the GISTM and eliminating harm to people and the environment, as well as its commitment as a member of the International Council on Mining & Metals (ICMM) to disclose its level of GISTM conformance for priority TSFs by 5 August 2023.

The disclosure reports, which are available on the Gold Fields website at www.goldfields.com, show that all four of the company's priority TSFs partially conform to the GISTM. The Standard sets a high bar and contains 77 requirements integrating social, environmental, local economic and technical considerations.

"Gold Fields fully supports the Standard and what is planned to be achieved. Over the last three years, our teams have worked tirelessly to ensure that the four TSFs conform to the high standards set by the GISTM. During this time, we have also made considerable progress in implementing the Standard at our 33 remaining TSFs," says Martin Preece, Interim CEO of Gold Fields.

Investor Enquiries

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani#, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, CAT Smit
South African unless stated, ^Australian, †British, @Chilean, #Ghanaian, **Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

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2 While Gold Fields has successfully addressed all elements related to material dam safety and the environment, it has also identified areas for further improvement, particularly in community engagement and consultation and addressing human rights risks with respect to emergency response and preparedness. “We have conducted internal and external third-party reviews to measure our conformance and acknowledge that we have not yet fully addressed all requirements,” says Preece. “We are encouraged to see the transformative improvements in tailings management, engineering, governance and monitoring across the mining industry, and we have valued the collaboration with stakeholders and peers in openly sharing our experiences, expertise and lessons learned,” he adds. The GISTM, as a newly introduced governance and management standard, represents a significant positive step towards raising the standards in tailings management globally, and Gold Fields remains committed to the Standard and the ideals it has set out to achieve. Notes to editors About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and two projects in Canada and Chile. We have total attributable annual gold- equivalent production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

3 Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2023 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.